Mail Stop 3233

                                                           June 8, 2018

Via E-mail
Mr. Nigel Rose
Chief Financial Officer
Gain Capital Holdings, Inc.
135 Bedminster One, Route 202/206
Bedminster, NJ 07921

       Re:    Gain Capital Holdings, Inc.
              Form 10-K for the fiscal year ended December 31, 2017 Filed March 14, 2018
              File No. 1-35008

Dear Mr. Rose:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comments, we may have additional comments.


Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Reconciliation of Non-GAAP Financial Measures, page 42

1. We note your adjustment for normalized income tax in your reconciliation of adjusted net income. Please tell us and revise future filings to disclose how you have derived this adjustment amount and why you believe this adjustment provides useful information to investors. Refer to Item 10(e) of Regulation S-K.
 Nigel Rose
Gain Capital Holdings, Inc.
June 8, 2018
Page 2

Notes to Consolidated Financial Statements

4. Derivatives, page F-20

2. Please tell us how you determined it was appropriate to offset the gross amounts of assets for derivative open positions with the gross amount of liabilities for derivative open positions.
   In addition, please tell us how you determined it was appropriate to further offset these net derivative open positions against the cash collateral. Reference is made to ASC 210-20-45 and ASC 815-10-45.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 with any questions.




                                                            Sincerely,

                                                            /s/ Jennifer Monick

                                                            Jennifer Monick
                                                            Assistant Chief
Accountant
                                                            Office of Real
Estate & -
                                                              Commodities